Exhibit 99.2

CHECK CAP LTD.

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
AS OF JUNE 30, 2022

CHECK CAP LTD.

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2022

CHECK CAP LTD

CONSOLIDATED UNAUDITED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
Assets

Current assets
Cash and cash equivalents	$11,637	$26,457
Restricted cash	351	350
Short-term bank deposit	38,206	25,104
Prepaid expenses and other current assets	996	839
Total current assets	51,190	52,750

Non-current assets
Property and equipment, net	1,836	1,793
Operating leases	1,100	1,116
Total non-current assets	2,936	2,909
Total assets	$54,126	$55,659

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accruals
Trade	$946	$1,050
Other	701	680
Employees and payroll accruals	1,668	1,961
Other current liabilities	279	-
Operating lease liabilities	332	350
Total current liabilities	3,926	4,041

Non-current liabilities
Royalties provision	107	132
Operating lease liabilities	669	795
Total non-current liabilities	776	927

Shareholders' equity
Share capital, Ordinary shares, 2.4 NIS par value (360,000,000 authorized shares as of June 30, 2022 and December
31, 2021, respectively; 116,411,949 and 96,411,949 shares issued and outstanding as of June 30, 2022 and December
31, 2021, respectively)	83,602	68,787
Additional paid-in capital	84,648	90,089
Accumulated deficit	(118,826)	(108,185)
Total shareholders' equity	49,424	50,691

Total liabilities and shareholders' equity	$54,126	$55,659

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021

Research and development expenses, net	$7,673	$5,187	$3,545	$2,781
General and administrative expenses	3,100	2,293	1,343	1,142
Operating loss	10,773	7,480	4,888	3,923

Finance Income (loss), net	132	(4)	81	5
Loss before income tax	10,641	7,484	4,807	3,918

Net loss for the period	$10,641	$7,484	$4,807	$3,918
Loss per share:
Net loss per ordinary share basic and diluted	$0.10	$0.11	$0.04	$0.06

Weighted average number of ordinary shares outstanding - basic and diluted	109,561,120	69,284,917	116,411,949	70,485,435

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

	Number of		Additional		Total
	Ordinary		paid-in	Accumulated	shareholders'
	Shares	Amount	capital	deficit	equity

Balance as of January 1, 2022	96,411,949	$68,787	$90,089	$(108,185)	$50,691
Issuance of ordinary shares in registered direct offerings, net of issuance
expenses in an amount of $1,150	20,000,000	14,815	(5,965)	-	8,850
Share-based compensation	-	-	250	-	250
Net loss	-	-	-	(5,834)	(5,834)
Balance as of March 31, 2022	116,411,949	$83,602	$84,374	$(114,019)	$53,957
Share-based compensation	-	-	274	-	274
Net loss	-	-	-	(4,807)	(4,807)
Balance as of June 30, 2022	116,411,949	$83,602	$84,648	$(118,826)	$49,424

Balance as of January 1, 2021	46,239,183	$31,646	$75,715	$(90,983)	$16,378
Exercise of warrants, net of issuance expenses in
an amount of $22	24,204,682	18,099	1,120	-	19,219
RSUs vesting	24,395	18	(18)	-	-
Share-based compensation	-	-	73	-	73
Net loss	-	-	-	(3,566)	(3,566)
Balance as of March 31, 2021	70,468,260	$49,763	$76,890	$(94,549)	$32,104
RSUs vesting	5,381	4	(4)	-	-
Share-based compensation	-	-	65	-	65
Net loss	-	-	-	(3,918)	(3,918)

Balance as of June 30, 2021	70,473,641	$49,767	$76,951	$(98,467)	$28,251

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK-CAP LTD.

  CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	Six months ended
	June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(10,641)	$(7,484)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	159	89
Share-based compensation	525	138
Financial income, net	(239)	(36)
Changes in assets and liabilities items:
Increase in prepaid and other current assets and non-current assets	(152)	(508)
Increase in trade accounts payable, accruals and other current liabilities	320	27
Decrease in employees and payroll accruals	(293)	(62)
(Decrease) increase in royalties provision	(25)	35
Net cash used in operating activities	$(10,346)	$(7,801)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(323)	(218)
Investment in short-term bank and other deposits	(13,000)	(8,814)
Net cash used in investing activities	$(13,323)	$(9,032)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares, net of issuance expenses	-	19,219
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	8,850	-
Net cash provided by financing activities	$8,850	$19,219

Net increase in cash, cash equivalents and restricted cash	(14,819)	2,386
Cash, cash equivalents and restricted cash at the beginning of the period	26,807	8,053
Cash, cash equivalents and restricted cash at the end of the period	$11,988	$10,439

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK-CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

Supplemental information for Cash Flow:

	Six months ended June 30,
	2022	2021
Supplemental disclosure of non-cash flow information
Purchase of property and equipment included in accounts payable and accrued expenses	38	59
Financing fees included in other account payable and accruals	-	291
Assets acquired under operating lease	167	916

Supplemental disclosure of cash flow information:
Cash paid for taxes	3	7
Interest received	138	24

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL INFORMATION

A.	General

	(1)	Check-Cap Ltd. (the “Company") was incorporated under the laws of the State of Israel. The registered address of its offices is 29 Abba Hushi Avenue, Isfiya 3009000, Israel.

	(2)	The Company has a wholly-owned subsidiary, Check-Cap US, Inc., that was incorporated under the laws of the State of Delaware on May 15, 2015.

(3)
The Company is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. The Company’s disruptive capsule-based screening technology aims to help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon as it travels naturally along the gastrointestinal tract. C-Scan is non-invasive and requires no sedation. It requires no bowel preparation, allowing the patients to continue their daily routine with no interruption.

(4)
On February 24, 2015, the Company consummated an Initial Public Offering in the United States (U.S.) (the "IPO") concurrently with a private placement.

On August 11, 2016, the Company consummated a registered direct offering of ordinary shares and pre-funded warrants.

On June 2, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants.

On November 22, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants.

On May 8, 2018, the Company consummated an underwritten public offering of ordinary shares, pre-funded warrants and Series C warrants.

On February 6, 2019, the Company consummated a registered direct offering of ordinary shares and warrants.

In February 2020, the Company consummated a private placement of ordinary shares.

During April and May 2020, the Company consummated three registered direct offerings of ordinary shares and simultaneous private placements of warrants.

On July 27, 2020, the Company consummated a warrant exercise transaction to purchase ordinary shares and a simultaneous private placement of warrants.

During the first quarter of 2021, certain investors exercised their warrants previously issued by the Company.

In July 2021, the Company consummated a registered direct offering of ordinary shares and warrants.

On March 3, 2022, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 5(1).

The Company's ordinary shares and Series C Warrants are listed on the NASDAQ Capital Market under the symbols "CHEK" and CHEKZ,” respectively.

The consolidated financial statements of the Company as of and for the six months ended June 30, 2022 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL INFORMATION

A.	General (cont.)

(5)
Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The Company has incurred losses of $10,641 and $7,484 for the six months ended June 30, 2022 and 2021, respectively. As of June 30, 2022, the Company's accumulated deficit was approximately $118,826. The extent of the Company's future operating losses and the timing of becoming profitable are uncertain.

The Company has funded its operations to date primarily through equity financings, sale of its ordinary shares and warrants, the exercise of warrants and other financing transactions and through grants from the Israel Innovation Authority of the Ministry of Economy and Industry (the "IIA").

Additional funding will be required to complete the Company's research and development and clinical trials, to attain regulatory approvals, to establish manufacturing infrastructure and to begin the commercialization efforts of C-Scan. The Company has not yet commercialized its product. Even if the Company commercializes its product, it may not become profitable in the foreseeable future. The Company’s ability to achieve profitability depends on a number of factors, including its ability to obtain regulatory approval for its product, successfully complete any post-approval regulatory obligations and successfully commercialize its product alone or in partnership.

To meet its capital needs, the Company is considering multiple alternatives, including, but not limited to, additional equity financings and other financing transactions. While the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future on a timely basis on terms acceptable to the Company, or at all. Uncertain market conditions and approval by regulatory bodies and adverse results from clinical trials may (among other reasons) adversely impact the Company's ability to raise capital in the future.

The Company believes that current cash on hand, will be sufficient to fund its ongoing operations and plans into the second quarter of 2024. Management expects that the Company will continue to generate losses from the development, manufacturing and infrastructure costs, clinical development and regulatory activities of C-Scan, which will result in negative cash flow from operating activity. The actual amount of cash that the Company will need to operate is subject to many factors, including, but not limited to, the initiation, timing, progress and results of clinical trials and other product development efforts regulatory path along with cost to commercialize its product.

(6)
On December 23, 2021, the Company received a notification from the Nasdaq Listing Qualifications (the “Staff”) that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share, and that the Company had 180 calendar days from December 23, 2021, or until June 21, 2022, to regain compliance with the minimum bid price requirement. On June 22, 2022, the Company was notified by the Staff that it is eligible for an additional 180 calendar day period, or until December 19, 2022, to regain compliance (the “Extension Period”). The Company can regain compliance, if by the end of the Extension Period, the closing bid price of its ordinary shares is at least $1.00 for a minimum of ten consecutive business days. If the Company cannot demonstrate compliance by the end of the Extension Period, the Staff will notify the Company that its ordinary shares are subject to delisting. On August 11, 2022, our shareholders approved a reverse share split (“Reverse Split”) of the Company’s ordinary shares within a range of 1 for 10 to 1 for 20, the exact ratio to be determined by further action of the Company’s Board of Directors, to be effective on a date to be determined by the Company’s Board of Directors and announced by the Company, and to amend the Company’s Articles of Association accordingly. If the Reverse Split is implemented, the number of authorized shares as well as the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio and the par value per ordinary share will be increased proportionately. In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split.

Furthermore, upon completion of the Reverse Split, if implemented, the number of ordinary shares issuable pursuant to the Company’s 2006 Unit Option Plan and 2015 Equity Incentive Plan and 2015 US Sub-Plan to the 2015 Equity Incentive Plan, as well as the number of shares and exercise prices subject to outstanding options under the plans and the number of shares subject to outstanding restricted stock units (“RSUs”) under the plans shall be appropriately adjusted.

(7)
In early 2020, the World Health Organization declared the rapidly spreading coronavirus disease (COVID-19) outbreak a pandemic. The Company has in the past experienced temporary disruptions to its operations as a result of the COVID-19 pandemic including disruptions to the Company’s clinical studies and implemented several temporary cost reduction measures. The Company has also implemented several measures according to the Israel Ministry of Health’s guidelines, including remote working whenever possible, physical separation between employees and daily employee health monitoring. The extent to which the COVID-19 pandemic shall impact the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, the impact on the global economy, the impact of any further waves of COVID-19, the efficacy of the vaccines and the other actions that may be required to contain COVID-19 or treat its impact. In particular, the continued spread of COVID-19 globally could materially adversely impact the Company’s operations and workforce, including its research and clinical trials and its ability to continue raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the Company’s development plans, and could result in the inability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have a material adverse impact on the Company’s business, financial condition and results of operation.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

The accompanying consolidated unaudited financial statements have been prepared in a condensed format and include the consolidated unaudited financial operations of the Company as of June 30, 2022 and for the six and three month periods then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods.

Accordingly, the accompanying consolidated unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete set of financial statements. These consolidated unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2021 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 6, 2022 (the "Annual Report"). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that may be expected for the year ended December 31, 2022.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of the unaudited consolidated financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with the Annual Report.

NOTE 4 - LEASES

The Company leases vehicles and offices under various operating lease agreements.

At June 30, 2022, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $1,100 and $1,001, respectively.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 4 - LEASES (Cont.)

Supplemental cash flow information related to operating leases was as follows:

Six months ended June 30, 2022
Cash payments for operating leases	$203

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of June 30, 2022, the Company’s operating leases had a weighted average remaining lease term of 3.7 years and a weighted average borrowing rate of 4.1%. Future lease payments under operating leases as of June 30, 2022 were as follows:

Operating
Leases
Second half of 2022	$175
2023	$324
2024 and after	$623
Total future lease payments	$1,122
Less imputed interest	(121)
Total lease liability balance	$1,001

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5 - SHAREHOLDERS' EQUITY

The following change occurred during the six months ended June 30, 2022:

On March 1, 2022, the Company entered into a definitive agreement with several institutional and accredited investors for the purchase and sale of 20,000,000 of the Company's ordinary shares and accompanying warrants to purchase up to an aggregate of 15,000,000 of the Company's ordinary shares in a registered direct offering (the “March 2022 Registered Direct Offering”). The March 2022 Registered Direct Offering was consummated on March 3, 2022. The warrants are immediately exercisable and will expire five years from the issuance date at an exercise price of $0.65 per share, subject to certain adjustments. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued registered placement agent warrants to purchase up to an aggregate of 1,000,000 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except they have an exercise price of $0.625 per share and expiration date is March 1, 2027. Upon any exercise of the warrants for cash, the Company agreed to pay the placement agent warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants (up to 750,000 warrants). Simultaneously with this offering, the Company entered into a warrant amendment agreement (the “Warrant Amendment Agreement”), with the investors in the March 2022 Registered Direct Offering. Pursuant to the Warrant Amendment Agreement, certain warrants to purchase up to an aggregate of 18,525,927 ordinary shares of the Company that were issued to the investors in July 2021 were amended to have a reduced exercise price of $0.65 per share and the term of exercise was extended to January 2, 2025. The Company received gross proceeds from the March 2022 Registered Direct Offering of $10,000, or approximately $8,850, net of issuance expenses in the amount of approximately $1,150.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6 - SHARE-BASED COMPENSATION

1.A summary of the Company's option activity related to options granted to employees, service providers and directors, and related information is as follows:

	For the six months ended June 30, 2022
			Weighted
		Weighted	average
		average	remaining
		exercise price	contractual life (in
	Number	(in $)	years)

Options outstanding at beginning of period	2,916,209	2.41	9.13
Options granted	528,398	0.59
Options forfeited and expired	(173,632)	1.35

Options outstanding at end of period	3,270,975	2.17	8.79

Options exercisable at end of period	618,075	6.83	6.75

2.A summary of the Company’s RSU activity is as follows:

For the six
months
ended June
30, 2022

Unvested at beginning of period	332,542
Granted	201,000
Vested	-
Forfeited	(40,500)
Unvested at end of period	493,042

On January 27, 2022, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the Check-Cap Ltd. 2015 Equity Incentive Plan by an additional 500,000 shares.

On January 27, 2022, the Company's Board of Directors approved the award of options to purchase 336,000 ordinary shares and 144,000 RSUs to certain employees. The options have an exercise price equal to $0.65.

On March 21, 2022, the Company's Board of Directors approved the award of options to purchase 169,314 ordinary shares and 57,000 RSUs to the Company’s officers (except the CEO) and certain employees. The options have an exercise price equal to $0.51.

On May 31, 2022, the Company's Board of Directors approved the award of options to purchase 23,084 ordinary shares to certain employees. The options have an exercise price equal to $0.36.

The exercise price of the options granted is equal to the higher of the closing price of the Company’s ordinary shares on the Nasdaq Capital Market on the applicable grant date and the average closing price of the Company’s ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the applicable grant date.

The options and RSUs vest over a period of four years commencing on the date of grant, such that 25% of the options and RSUs vest on the first anniversary of the applicable date of grant and thereafter, vest monthly in equal portions at the end of each month over the subsequent thirty-six (36) months.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SUBSEQUENT EVENTS

On August 29, 2022, the Company's Board of Directors approved the award of options to purchase 33,138 ordinary shares to certain employees. The options have an exercise price equal to the higher of the closing price of the Company’s ordinary shares on the Nasdaq Capital Market on the applicable grant date and the average closing price of the Company’s ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the applicable grant date.